SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

03045059

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

December 4, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

December 4, 2003 Press Release

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-25.doc
T:123003

RS Components Scoops Top UK Award For E-Business Strategy

04/12/2003

RS Components Limited was today (November 11) crowned the winner of The E-Business Strategy of the Year Award as part of the prestigious The National Business Awards 2003[http://www.thenationalbusinessawards.com]. RS beat off stiff competition to receive its 'business Oscar' in front of an audience of more than 1,200 business leaders and VIPs at London's Grosvenor House Hotel.

Northamptonshire based RS Components is the operating company of Electrocomponents plc, the major international high service distributor of electrical, electronic and industrial supplies. RS Components has been developing its e-Commerce offer since 1995. The customer-focused 'Internet Trading Channel' [http://rswww.com"] was designed from the outset to deliver significant ordering efficiencies and substantial cost savings to customers on a wide range of products that includes electrical and electronic components, IT, health & safety equipment, office supplies and books.

World-Wide Reach

The second half of 2003 has seen the latest expansion phase of the Internet Trading Channel involving over 50 new countries, rising to 70 by the year end, including many third-party distributors. Now, wherever RS customers are situated in the world, there's an RS Internet offer that looks and behaves consistently, servicing that local market [http://www.rs-components.com]. Across the Electrocomponents group operating companies with Internet trading capabilities are experiencing strong online order growth and positive customer performance in tough market conditions. Results for September saw revenues from the Group's e-Commerce activities reach 15% of sales, about a quarter of which is estimated to be incremental.

Commenting on the award, Paul Parker, General Manager of e-Commerce said, 'This is fantastic recognition of Electrocomponents' e-Commerce approach and our efforts in developing online capabilities to benefit our customers. The judges were particularly impressed by the successful delivery of our 'Think global, act local' strategy, combining our strong portfolio of web, PurchasingManager™ and e-Procurement capabilities, with the global coverage on a common platform.'

The runners up for The E-Business Strategy of the Year Award were: Avon Cosmetics, British Gas, BT plc and TM Property Service Limited.

Further Information

Facts & Figures From RS Components - serving customers across the world

- Over 1 million product searches are conducted each month online
- Customer studies have shown process cost savings of 80% when buying online
- Across Europe, RS Components stocks over 300,000 products, historically available only from a 5,000 page catalogue
- RS supplies products to 1.5 million engineers across the globe
- An order is placed with RS every 10 seconds
- RS has 3,000 suppliers and operates in 24 countries with further distribution in 160 countries
- The Internet Trading Chanel (ITC) contains a technical library of 69,000 instantly downloadable data sheets world-wide
- In the UK alone RS processes 20,000 orders a day and delivers 25,000 parcels
- The ITC runs on a BroadVision platform
- Unusually for projects of this type there is one master set of code with options that relate to each of the individual sites giving RS web masters centralised and consistent control over the web sites in their care

About RS Components

RS Components is an operating company of Electrocomponents plc (LSE:ECM). Electrocomponents distributes a wide range of components and equipment including electrical, electronic, industrial, health and safety and IT to over 1.5 million customers world-wide. As one of two operating companies, RS Components has a presence in 24 countries and exports to a further 160 world-wide whilst the other, Allied Electronics, covers the North American market. The principal sales methods are a paper and CD-ROM catalogue, and an Internet Trading Channel in all markets.

About the National Business Awards

Orange sponsors the National Business Awards with 24 different categories being awarded in all.

There were over 1900 nominations for this year's event, created by the publishing and events company Quest Media to recognise and reward commercial success, innovation and ethics in the UK business community.

The National Business Awards engages FTSE 100s and blue chip companies together with new ventures and SMEs.